SCHEDULE 13D
                         (Rule 13d-101)
 Information to be Included in Statements Filed Pursuant to Rule
                          13d-1(a) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(a)


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


            Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*


     RightCHOICE Managed Care, Inc., a Delaware corporation
                        (Name of Issuer)


             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)


                           76657T102
                         (CUSIP Number)

                      Angela F. Braly, Esq.
     Executive Vice President, General Counsel and Secretary
                 RightCHOICE Managed Care, Inc.
                      1831 Chestnut Street
                   St. Louis, Missouri  63103
                       (314) 923-4444
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
                       and Communications)


                       November 30, 2000
     (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections
      240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                         following box. [ ]


CUSIP No. 76657T102            13D                  Page   1 of 14 Pages

1.   Names of Reporting Persons.

     Board of Directors of RightCHOICE Managed Care, Inc., but not in each director's individual capacity.

     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Not applicable.

2.   Check the Appropriate Box if a Member of a Group  (a)   [ ]
     (See Instructions)                                (b)   [ ]

3.   SEC Use Only

4.   Source of Funds  (See Instructions)

     Not applicable.  See Item 3.

5.   Check   if  Disclosure  of  Legal  Proceedings  Is  Required
     Pursuant to Items 2(d) or 2(e)  [ ]

6.   Citizenship or Place of Organization

     U.S.A.

Number of Shares             7.    Sole  Voting Power        Not  applicable.
Beneficially Owned by Each
Reporting Person With

                             8.    Shared Voting Power       14,029,536

                             9.    Sole  Dispositive Power   Not applicable.

                             10.   Shared Dispositive Power  Not applicable.

11.  Aggregate   Amount  Beneficially  Owned  by  Each  Reporting
     Person

     14,029,536

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]
     (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     75.2%

14.  Type of Reporting Person  (See Instructions)

     OO

                          SCHEDULE 13D

Item 1.   Security and Issuer.

       Common Stock, par value $0.01 per share
       RightCHOICE Managed Care, Inc.
       1831 Chestnut Street
       St. Louis, Missouri  63103-2275

Item 2.   Identity and Background.

       (a)  The  Board of Directors of RightCHOICE Managed  Care,
            Inc., but not in each member's individual capacity.

       (b)  1831 Chestnut Street, St. Louis, Missouri 63103.

       (c)  Not applicable.

       (d) Not applicable.

       (e) Not applicable.

       (f)  Each   member  of  the  New  RightCHOICE   board   of
            directors is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

       On November 30, 2000, RightCHOICE Managed Care, Inc., a Missouri corporation ("Old RightCHOICE"), completed its reorganization (the "Reorganization") pursuant to that certain Agreement and Plan of Reorganization, dated as of March 14, 2000 (the "Reorganization Agreement"), by and among Blue Cross and Blue Shield of Missouri ("BCBSMo"), Old RightCHOICE, The Missouri Foundation For Health (the "Foundation") and RightCHOICE Managed Care, Inc., a Delaware corporation ("New RightCHOICE"). The parties entered into the Reorganization Agreement pursuant to the Amended and Restated Settlement Agreement, dated January 6, 2000 (the "Settlement Agreement"), by and among the Attorney General of the State of Missouri, the Missouri Department of Insurance, BCBSMo and Old RightCHOICE. The Settlement Agreement resolved litigation  between  BCBSMo and Old  RightCHOICE  and  the
       State of Missouri over BCBSMo's operation of Old RightCHOICE following BCBSMo's 1994 reorganization.

       As part of the Reorganization, Old RightCHOICE merged with and into New RightCHOICE (the "Merger"). In the Merger, (i) each share of Old RightCHOICE class A common stock was converted into one share of New RightCHOICE common stock, (ii) each share of Old RightCHOICE class B common stock was cancelled and (iii) the one outstanding share of New RightCHOICE common stock (which was owned by the Foundation) was converted into 14,962,500 shares of New RightCHOICE common stock.

       As a result of the Reorganization, the Foundation received 14,962,500 shares of New RightCHOICE common stock, representing approximately 80.2% of the voting power of New RightCHOICE (which is the same ownership interest,  but  a decreased voting interest,  that  BCBSMo
       had   in   Old  RightCHOICE  immediately  prior   to   the
       Reorganization).

       In conjunction with the Reorganization, New RightCHOICE and the Foundation entered into a Voting Trust and Divestiture Agreement, dated as of November 30, 2000 (the "Voting Trust Agreement"), by and among New RightCHOICE, the Foundation and Wilmington Trust Company, as trustee. Pursuant to the Voting Trust Agreement, 14,029,536 of the 14,962,500 shares of New RightCHOICE common stock (the "Trust Shares") that the Foundation received in the
       Merger were deposited into a voting trust. The New RightCHOICE board of directors will direct the trustee of the voting trust how to vote the Trust Shares, except the Foundation will direct the trustee how to vote the Trust Shares in the case of a proposed business combination transaction involving New RightCHOICE in which the then existing New RightCHOICE shareholders would own less than 50.1% of the shares of the resulting company. The information included in Item 6, below, is incorporated by reference in this Item 3.

Item 4.   Purpose of Transaction.

       The New RightCHOICE board of directors acquired the power to direct the vote of the Trust Shares pursuant to the Voting Trust Agreement referred to in Item 3, above. The information included in Item 3, above, is incorporated by reference in this Item 4.

       (a)-(j)   Not applicable.

Item 5.   Interest in Securities of the Issuer.

       (a) The Board of Directors of New RightCHOICE, but not in each director's individual capacity, beneficially owns 14,029,536 shares of New RightCHOICE common stock, which is 75.2% of the outstanding shares in this class. The Board of Directors of New RightCHOICE, but not in each director's individual capacity, is deemed to beneficially own the shares of New RightCHOICE common stock held in voting trust under the Voting Trust Agreement because the Board will direct the voting of the shares on certain matters submitted to a vote of stockholders. The amount shown does not include shares beneficially owned by a director in the director's individual capacity.

       (b) Items (7), (8), (9), and (10) on the attached cover pages are incorporated herein by reference.

       (c)  The  Board of Directors of New RightCHOICE,  but  not
            in each director's individual capacity, has not engaged in any transactions in the class of securities reported. In the Merger, (i) each share of Old RightCHOICE class A common stock was converted into one share of New RightCHOICE common stock, (ii) each share of Old RightCHOICE class B common stock was cancelled and (iii) the one outstanding share of New RightCHOICE common stock (which was owned by the Foundation) was converted into 14,962,500 shares of New RightCHOICE common stock. Pursuant to the Voting Trust Agreement,
            14,029,536   of   the  14,962,500   shares   of   New
            RightCHOICE common stock that the Foundation received in the Merger were deposited into a voting trust. See Item 3, above, and Item 6, below.

       (d) Pursuant to the Voting Trust Agreement, any stock dividends paid on the shares of New RightCHOICE common stock owned by the Foundation held in the voting trust created thereunder will be subject to the voting trust as if originally deposited in the voting trust. The Voting Trust Agreement is attached hereto as Exhibit 2. The Voting Trust Agreement is described in Item 6, below, and such description is incorporated by reference in this
            Item 5(d).

       (e)  Not applicable.

Item 6.   Contracts,    Arrangements,    Understandings    or
          Relationships With Respect to Securities of the Issuer.

       As part of the Reorganization, New RightCHOICE and the Foundation entered into the Voting Trust Agreement pursuant to which the New RightCHOICE board of directors acquired the power to direct the vote of the Trust
       Shares. The Voting Trust Agreement is described below and is attached as an Exhibit to this Schedule.

            Background

            Pursuant to the Voting Trust Agreement, 14,029,536 of the 14,962,500 shares of New RightCHOICE common stock that the Foundation received in the Merger were deposited into a voting trust. The Voting Trust Agreement is attached hereto as Exhibit 2, and the general description of the Voting Trust Agreement set forth below is qualified by reference to the text of the Voting Trust Agreement.

            Purpose

                 The  Blue Cross and Blue Shield Association (the
            "BCBSA") granted to New RightCHOICE licenses to use the Blue Cross and Blue Shield names and service marks following completion of the Reorganization only if the Foundation deposited its shares of New RightCHOICE common stock in a voting trust and agreed to sell those shares within prescribed time periods.

            Deposit of Shares

                 The  Foundation  has deposited into  the  voting
            trust 14,029,536 shares of the 14,962,500 shares of New RightCHOICE common stock that it received in the Reorganization. The terms of the voting trust significantly limit the Foundation's voting rights, and the trustee of the voting trust will vote those shares in the manner described below. In addition, the Foundation may dispose of those shares only in a manner that would not violate the ownership requirements contained in New RightCHOICE's Certificate of Incorporation and any other agreement to which the Foundation will be a party.

            Withdrawal of Shares

                 As  described  below, the Foundation  must  sell
            its shares of New RightCHOICE common stock within prescribed periods of time. In order to ensure that the Foundation is selling shares in a permitted manner, the Foundation may withdraw shares from the voting trust only in order to sell such shares and then only if:

               * New RightCHOICE registers the shares in the name of the
                 purchaser before the Foundation withdraws them from the voting trust,

               * the Foundation does not sell the shares to an affiliate of the Foundation,

               * the Foundation does not sell the shares to a person or
                 entity that already owns shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation,

               * the sale would not result in a person or entity owning
                 shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and

               * the Voting Trust Agreement, the Registration Rights
                 Agreement, dated as of November 30, 2000, by and between New RightCHOICE and the Foundation (the "Registration Rights Agreement") and New RightCHOICE's Certificate of Incorporation and Bylaws permit the sale.

            Voting of Shares Held in Voting Trust

                 In  general,  the  trustee of the  voting  trust
            will vote the shares of New RightCHOICE common stock owned by the Foundation and held in the voting trust as directed by the directors of New RightCHOICE, except that the Foundation will decide how to vote these shares on a merger or similar business combination proposal which would result in the then existing shareholders of New RightCHOICE owning less than 50.1% of the resulting company.

                 Specifically,  the trustee of the  voting  trust
            will  vote  all  of the Foundation's  shares  of  New
            RightCHOICE common stock held in the voting trust in the following manner:

               * if the matter is the election of directors of New
                 RightCHOICE, the trustee will vote the shares in favor of each nominee whose nomination has been approved by (1) a majority of the members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors,

               * against the removal of any director of New RightCHOICE
                 unless (1) a majority of the members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors, initiates or consents to the removal action,

               * against any change to New RightCHOICE's Certificate of
                 Incorporation or Bylaws unless (1) a majority of the members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's
                 Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors, initiates or consents to the action,

               * as directed by the Foundation on any proposed business
                 combination transaction that if consummated would result in the then existing New RightCHOICE shareholders, including the Foundation, owning less than 50.1% of the outstanding voting securities of the resulting entity, and

               * on any other action, in accordance with the recommendation of the New RightCHOICE board of directors.

                 In  addition,  unless  (1)  a  majority  of  the
            members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors, initiates or consents to such action, neither the Foundation nor the trustee of the voting trust may:

               * nominate any candidate to fill any vacancy on the New
                 RightCHOICE board of directors,

               * call any special meeting of New RightCHOICE shareholders, or

               * take any action that would be inconsistent with the voting requirements contained in the Voting Trust Agreement.

            Standstill

                 The  Voting  Trust Agreement provides  that  the
            Foundation may not:

               * individually, or as part of a group, acquire the right to vote or dispose of any shares of New RightCHOICE common stock or options to purchase shares of New RightCHOICE common stock other than those shares issued to it in the Reorganization, unless it receives the shares in a stock split or other similar transaction,

               * enter into any agreement with any person or entity to sell shares of New RightCHOICE common stock, except in accordance with the Voting Trust Agreement and the Registration Rights Agreement,

               * sell any of its shares of New RightCHOICE common stock to a person or entity if the person or entity already owns, or would own as a result of the sale transaction, New RightCHOICE common stock in excess of the ownership limit for the person or entity included in New RightCHOICE's Certificate of Incorporation,

               * nominate any candidate to the New RightCHOICE board of
                 directors, or

               * appoint any individual to fill a vacancy on the New
                 RightCHOICE board of directors.

            Divestiture Requirements

                 The  BCBSA requires its for-profit licensees  to
            have limitations on the ownership of their stock in order to maintain independence from the control of any single shareholder or group of shareholders. The Foundation's ownership of approximately 80% of the outstanding shares of New RightCHOICE common stock following completion of the Reorganization would ordinarily exceed the ownership limitations required by the BCBSA. The BCBSA waived the ownership limitations for the Foundation provided the Foundation satisfies a number of conditions, including selling the shares of New RightCHOICE common stock that it owns in the manner and within the time periods described below.

            Three Year Divestiture Deadline

                 The  Foundation  must sell  its  shares  of  New
            RightCHOICE common stock so that it owns less than 50% of the outstanding shares of New RightCHOICE common stock within three years following completion of the Reorganization (or November 30, 2003). This three-year period is extended day for day, up to a maximum of 365 days, for each day that the Foundation does not require New RightCHOICE to register the Foundation's shares of New RightCHOICE common stock under a demand registration under the Registration Rights Agreement because New RightCHOICE had recently effected a registration of New RightCHOICE common stock.

            Five Year Divestiture Deadline

                 In   addition   to   meeting  the   three   year
            divestiture deadline, the Foundation must sell its shares of New RightCHOICE common stock so that it owns less than 20% of the outstanding shares of New RightCHOICE common stock within five years following completion of the Reorganization (or November 30,
            2005). This five-year period is extended day for day, up to a maximum of 730 days, for each day that the Foundation does not require New RightCHOICE to register the Foundation's shares of New RightCHOICE common stock under a demand registration under the Registration Rights Agreement because New RightCHOICE had previously recently effected a registration of New RightCHOICE common stock.

            Extension of Divestiture Deadlines

                 Extension Sought by the Missouri Foundation  For Health

                 In  the  event that the Foundation  cannot  meet
            the divestiture deadlines, it may be able to obtain an extension if it receives BCBSA approval. Specifically, New RightCHOICE must extend the divestiture deadlines if:

               * the Foundation makes a good faith and reasonable
                 determination that compliance with the divestiture deadlines would have a material adverse effect on the Foundation,

               * the Foundation advises New RightCHOICE of its determination and the reasons for the determination and makes a reasonable request for an extension of the pending divestiture deadline, and

               * New RightCHOICE receives written confirmation from the BCBSA that the Foundation's request for an extension of the divestiture deadline would not cause a violation of the license agreement between New RightCHOICE and the BCBSA.



                 Extension Sought by New RightCHOICE

                 Similarly,   New  RightCHOICE  can  extend   the
            divestiture deadline for the Foundation without a prior request by the Foundation. But again, the BCBSA must approve the extension. Specifically, New RightCHOICE will extend the divestiture deadlines if:

               * New RightCHOICE makes a good faith determination that
                 compliance with the divestiture deadlines would have a material adverse effect on New RightCHOICE or any of its shareholders, other than the Foundation, and

               * New RightCHOICE receives written confirmation from the BCBSA that the extension of the divestiture deadline requested by New RightCHOICE would not cause a violation of the license agreement between New RightCHOICE and the BCBSA.

            Failure to Meet Divestiture Deadlines

                 If  the  Foundation fails to meet a  divestiture
            deadline, New RightCHOICE will arrange for the sale of those shares of New RightCHOICE common stock that the Voting Trust Agreement required the Foundation to sell in a commercially reasonable manner under the circumstances and pay the proceeds received in the sale to the Foundation, after deducting the expenses incurred by New RightCHOICE. The Foundation will pay the expenses of the sale. Until sold, the trustee of the voting trust will vote these shares of New RightCHOICE common stock in the manner required under the Voting Trust Agreement, except that the trustee will vote these shares in the exact proportion New RightCHOICE shareholders vote all shares of New RightCHOICE common stock not held in the voting trust on any change of control proposal approved by New RightCHOICE's board of directors and submitted to shareholders for approval.

            Dividends

                 The  Foundation is entitled to receive all  cash
            dividends paid on the shares of New RightCHOICE common stock held in the voting trust, after the trustee deducts its fees and expenses. Any stock dividends paid on the shares of New RightCHOICE common stock held in the voting trust will be subject to the voting trust as if originally deposited in the voting trust.

            Termination   of   Voting   Trust   and   Divestiture
            Agreement

                 The  Voting Trust Agreement will terminate  once
            the trustee receives notice from New RightCHOICE and the Foundation that the Foundation owns less than 5% of the outstanding shares of New RightCHOICE common stock. At that point, the restrictions and deadlines in the Voting Trust Agreement will no longer apply, and the Foundation will have satisfied the divestiture deadlines.



            Litigation

                 In  order to further ensure that New RightCHOICE
            will remain independent from the Foundation after the Reorganization, the Foundation may not participate in litigation against New RightCHOICE that challenges the ownership limitations and other provisions required by the BCBSA for its for-profit licensees. Specifically, the Foundation has agreed not to join as a party in any litigation that alleges that:

               * a party may not enforce any provisions of the Voting Trust
                 Agreement or New RightCHOICE's Certificate of Incorporation or Bylaws in accordance with their terms,

               * the New RightCHOICE board of directors should not enforce the provisions of New RightCHOICE's Certificate of Incorporation or Bylaws in any particular case or circumstances, or

               * the New RightCHOICE board of directors should approve or abandon any proposal concerning an extraordinary business combination involving New RightCHOICE.

                 The  Foundation may, however, participate in any
            litigation that alleges that the New RightCHOICE board of directors should solicit proposals from third parties or initiate a bidding process for the acquisition of New RightCHOICE.

            Acquisition Proposals

                 The  Voting  Trust Agreement provides  that  the
            Foundation may not solicit or encourage inquires or proposals with respect to, or provide any confidential information to or have any discussions, meetings or other communications with, a person relating to a merger, tender offer or other business combination, involving New RightCHOICE. However, the Foundation may:

               * have discussions with the counter-party to a business
                 combination transaction after the New RightCHOICE board of directors submits the transaction to the New RightCHOICE shareholders for approval, and

               * have discussions with any person or entity concerning the sale of New RightCHOICE common stock as permitted by the Voting Trust Agreement and the Registration Rights Agreement.

                 In  addition, under the Voting Trust  Agreement,
            for so long as the Foundation owns at least 20% of the outstanding shares of New RightCHOICE common stock, New RightCHOICE must consult with the Foundation before soliciting, or upon receiving, a business combination proposal in which the then existing New RightCHOICE shareholders including the Foundation will own less than a majority of the outstanding shares of the resulting entity. These requirements apply to any proposal in which the Foundation may direct the trustee how to vote.

Item 7.   Material to be Filed as Exhibits.

       1.   Agreement and Plan of Reorganization, dated as of March 14,
            2000, by and among Blue Cross and Blue Shield of Missouri, a Missouri nonprofit health services corporation, RightCHOICE Managed Care, Inc., a Missouri corporation, The Missouri Foundation For Health, a Missouri nonprofit public benefit corporation, and RightCHOICE Managed Care, Inc., a Delaware corporation (incorporated by reference to Exhibit 2 of RightCHOICE Managed Care, Inc.'s Registration Statement on Form S-4 (File No. 333-34750)).

       2.   Voting Trust and Divestiture Agreement, dated as of
            November 30, 2000, by and among RightCHOICE Managed Care, Inc., a Delaware corporation, The Missouri Foundation For Health, a Missouri nonprofit corporation, and Wilmington Trust Company, a Delaware banking corporation, as trustee.

       3.   Joint Filing Agreement.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              December 11, 2000
                              Date


                              /s/ John O'Rourke
                              Signature


                              John A. O'Rourke
                              Chairman and Chief Executive Officer
                              Name and Title

                                   Exhibit 2


             VOTING TRUST AND DIVESTITURE AGREEMENT

     THIS VOTING TRUST AND DIVESTITURE AGREEMENT (this "Agreement") is made and entered into as of the 30th day of November, 2000, by and among RightCHOICE Managed Care, Inc., a Delaware corporation (the "Company"), The Missouri Foundation For Health, a Missouri non-profit corporation (the "Beneficiary"), and Wilmington Trust Company, a Delaware banking corporation, as trustee (the "Trustee").

                            RECITALS

     A. Pursuant to the terms of that certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of March 14, 2000, by and among Blue Cross and Blue Shield of Missouri, a Missouri non-profit health services corporation, RightCHOICE Managed Care, Inc., a Missouri corporation, the Beneficiary, and the Company, the Beneficiary has acquired, contemporaneous with the execution of this Agreement, 14,962,500 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), representing approximately 80.1% of the issued and outstanding shares of Common Stock.

     B.   The Company became a licensee of the Blue Cross and Blue
Shield  Association  (the  "BCBSA")  upon  consummation  of   the
transactions   contemplated  by  the  Reorganization   Agreement,
thereby enabling the Company to use the "Blue Cross" and "Blue Shield" names and related rights (the "Marks").

     C. The Beneficiary wishes for its investment in the Company to be as valuable as possible for so long as such investment is maintained and believes that the Company's license to use the Marks will contribute substantially to the Company's value and its future prospects.

     D. The BCBSA has conditioned the Company's license to continue to use the Marks upon the Company maintaining certain provisions
set   forth   in  this  Agreement  and  in  its  Certificate   of
Incorporation (as defined below) (the "Basic Protections") which are intended by the BCBSA to enable the Company to remain independent of the Beneficiary and any other Person (as defined below) who may in the future acquire shares of Capital Stock (as defined below) in excess of the Ownership Limit (as defined below) applicable to such Person.

     E. The Beneficiary has agreed to be bound by the Basic Protections, including (i) a requirement that the Beneficiary deposit into the voting trust established by this Agreement (the "Voting Trust") all of the shares of Capital Stock Beneficially Owned (as defined below) by the Beneficiary in excess of the Voting Trust Ownership Limit (as defined below), and (ii) a requirement that the Beneficiary reduce its Beneficial Ownership (as defined below) of each class of Capital Stock to less than fifty percent (50%) of the issued and outstanding shares of each class of Capital Stock within three (3) years following the Closing Date (as defined below), subject to possible extension as provided herein, and reduce its Beneficial Ownership of each class of Capital Stock to less than twenty percent (20%) of the issued and outstanding shares of each class of Capital Stock within five (5) years following the Closing Date, subject to possible extension as provided herein.

                            AGREEMENT

     In consideration of the foregoing and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                            ARTICLE I
                           DEFINITIONS

      For purposes of this Agreement, the following terms shall have the following meanings:

          (a)  "Acquisition Proposal" means any tender or exchange offer,
proposal   for   a   merger,  consolidation  or  other   business
combination involving the Company or any of its subsidiaries or affiliates or any proposal or offer to acquire in any manner any equity interest in, or any portion of the assets of, the Company or any of its subsidiaries or affiliates.

          (b) "Agreement" has the meaning set forth in the Preamble hereof.
          (c) "Affiliate," as used with respect to the Beneficiary, has the meaning ascribed to such term in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended, and in effect on November 17, 1993, but shall be deemed to not include the Company and its subsidiaries.
          (d)  "BCBSA" has the meaning set forth in Recital B hereof.
          (e) "Basic Protections" has the meaning set forth in Recital D hereof.
          (f) "Beneficial Ownership," "Beneficially Own" or "Beneficial Owner" have the meaning set forth in Section 1 of Article VII of the Certificate of Incorporation.
          (g) "Beneficiary" has the meaning set forth in the Preamble hereof.
          (h) "Blackout Period" has the meaning set forth in Section 1 of the Registration Rights Agreement.
          (i) "Board of Directors" means the Board of Directors of the Company.
          (j) "Bylaws" means the Bylaws of the Company as in effect at the time that reference is made thereto.
          (k)  "Capital Stock" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (l) "Certificate of Incorporation" means the Certificate of Incorporation of the Company as in effect at the time that reference is made thereto.
          (m) "Change of Control Proposal" means any agreement, plan or proposal involving any merger, consolidation or other business combination that, if consummated in accordance with its terms, would result in the holders of the voting Capital Stock of the Company immediately prior to such merger, consolidation or other business combination owning less than 50.1% of the outstanding voting securities of the resulting entity arising out of such merger, consolidation or other business combination.
          (n) "Closing Date" has the meaning provided therefor in the Reorganization Agreement.
          (o)  "Company" has the meaning set forth in the Preamble hereof.
          (p) "Common Stock" has the meaning set forth in Recital A hereof.
          (q) "Delinquent Shares" means any and all shares of Capital Stock Beneficially Owned by the Beneficiary in excess of the number of shares of Capital Stock that the Beneficiary may Beneficially Own at the Three Year Divestiture Deadline or the
Five Year Divestiture Deadline, as the case may be, or at any date to which either the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, may be extended pursuant to Section 6.03 or Section 6.04 hereof.
          (r) "Demand" has the meaning set forth in Section 1 of the Registration Rights Agreement.
          (s) "Five Year Divestiture Deadline" means the fifth anniversary of the Closing Date, extended day for day, up to a maximum of seven hundred thirty (730) days, for each day the Company is not required to file a Registration Statement (i) in response to an actual Demand pursuant to Section 2(d)(iii) of the Registration
Rights Agreement as a result of the Company having previously effected a registration of Common Stock, provided that there shall be no such extension if the Company is not required to file a Registration Statement pursuant to said Section 2(d)(iii) because the Company previously effected a registration of Common
Stock wherein the Beneficiary exercised its Share-Rights and received proceeds from the sale of its shares; or (ii) as a result of the pendency of any Blackout Period.
          (t)  "Indemnified Party" has the meaning set forth in
Section 8.06 hereof.
          (u)  "Independent Board Majority" has the meaning set forth in
Section 4.B.3 of Article IV of the Certificate of Incorporation.
          (v)  "Marks" has the meaning set forth in Recital B hereof.
          (w)  "Ownership Limit" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (x) "Person" means any individual, firm, partnership, corporation (including, without limitation, a business trust), limited liability company, trust, unincorporated association, joint stock company, joint venture or other entity, and shall include any successor (by merger or otherwise) of any such entity.
          (y) "Registration Rights Agreement" means that certain Registration Rights Agreement, of even date herewith, by and between the Company and the Beneficiary.
          (z)  "Registration Statement" has the meaning set forth in
Section 1 of the Registration Rights Agreement.
          (aa) "Reorganization Agreement" has the meaning set forth in Recital A hereof.
          (bb) "Share-Rights" has the meaning set forth in Section 1 of the Registration Rights Agreement.
          (cc) "Successor Trustee" has the meaning set forth in
Section 8.04 hereof.
          (dd) "Three Year Divestiture Deadline" means the third anniversary of the Closing Date, extended day for day, up to a maximum of three hundred sixty five (365) days, for each day the Company is not required to file a Registration Statement (i) in response to an actual Demand pursuant to Section 2(d)(iii) of the Registration Rights Agreement as a result of the Company having previously effected a registration of Common Stock, provided that there shall be no such extension if the Company is not required to file a Registration Statement pursuant to said
Section 2(d)(iii) because the Company previously effected a registration of Common Stock wherein the Beneficiary exercised its Share-Rights and received proceeds from the sale of its shares; or (ii) as a result of the pendency of any Blackout
Period.
          (ee) "Trustee" has the meaning set forth in Preamble hereof.
          (ff) "Voting Power" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (gg) "Voting Trust" has the meaning set forth in Recital E hereof.
          (hh) "Voting Trust Ownership Limit" means that number of shares of Capital Stock one share lower than the number of shares of Capital Stock which would represent five percent (5%) of the Voting Power of all shares of Capital Stock issued and outstanding at the time of determination.

                           ARTICLE II
                        DEPOSIT OF STOCK

     Section 2.01 Delivery of Capital Stock. Beneficiary shall make such contributions to the Voting Trust of shares of Capital Stock that Beneficiary may Beneficially Own such that the number of shares of Capital Stock Beneficially Owned by the Beneficiary outside of the Voting Trust shall never exceed the Voting Trust Ownership Limit. The Trustee acknowledges receipt of 14,029,536 shares of Capital Stock acquired by Beneficiary pursuant to the Reorganization Agreement. The Company shall pay any taxes and costs imposed upon the transfer of the shares of Capital Stock Beneficially Owned by the Beneficiary to the Voting Trust at the time of transfer.

     Section 2.02 Certificate Book and Inspection of Agreement. The Trustee shall keep at the address set forth in Section 10.04 hereof correct books of account of all the Trustee's business and transactions relating to the Voting Trust, and a book setting forth the number of shares of Capital Stock held by the Voting
Trust. A duplicate of this Agreement and any extension thereof shall be filed with the Secretary of the Company and shall be open to inspection by a stockholder upon the same terms as the record of stockholders of the Company is open to inspection.

                           ARTICLE III
             BENEFICIARY'S INTEREST IN CAPITAL STOCK

     Section 3.01 Retained Interest. Subject to the powers, duties and rights of the Company and the Trustee set forth herein and further subject to the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws, the Beneficiary shall retain the entire economic and beneficial ownership rights in all of the shares of Capital Stock held in the Voting Trust.

     Section 3.02 Withdrawal of Shares from Trust. The Beneficiary shall not be entitled to withdraw any shares of Capital Stock from the Voting Trust except to sell its entire Beneficial
Ownership interest in such shares of Capital Stock provided that
(i) such shares of Capital Stock shall be registered in the name of the purchaser thereof before being withdrawn from the Voting Trust, (ii) such sale of shares of Capital Stock shall not be to an Affiliate of the Beneficiary, (iii) such sale of shares of Capital Stock shall not be made to any Person Beneficially Owning any shares of Capital Stock in excess of the Ownership Limit applicable to such Person, (iv) such sale of shares of Capital
Stock shall not result in any Person Beneficially Owning any shares of Capital Stock in excess of the Ownership Limit applicable to such Person, and (v) such sale of shares of Capital Stock shall otherwise be permitted pursuant to this Agreement, the Registration Rights Agreement, the Certificate of
Incorporation and the Bylaws. The Beneficiary shall not transfer any of its retained rights or interest in shares of Capital Stock held in the Voting Trust. Any shares of Capital Stock withdrawn in accordance with this Section 3.02 shall, upon withdrawal, cease to be subject to the terms and conditions of this Agreement.

                           ARTICLE IV
                   TRUSTEE'S POWERS AND DUTIES

     Section 4.01   Limits on Trustee's Powers.  The Trustee shall
have  only  the  powers  set  forth in  this  Agreement.   It  is
expressly understood and agreed by the parties hereto that under no circumstances shall the Trustee be personally liable for the payment of any indebtedness or expenses of this Agreement or be
liable   for   the   breach  or  failure   of   any   obligation,
representation, warranty or covenant made or undertaken by the Trustee under this Agreement, except as set forth in this Agreement.

     Section 4.02 Right to Vote. With respect to all shares of Capital Stock held in the Voting Trust, the Trustee shall have the exclusive and absolute right in respect of such shares of Capital Stock to vote, assent or consent such shares of Capital Stock at all times during the term of this Agreement, subject to
Section 4.03 hereof, including, without limitation, the right to vote at any election of directors and in favor of or in opposition to any resolution, dissolution, liquidation, merger or consolidation of the Company, any sale of all or substantially all of the Company's assets, any issuance or authorization of securities, or any action of any character whatsoever which may be presented at any meeting or require the consent of the stockholders of the Company.

     Section 4.03 Voting on Particular Matters. In exercising the Trustee's powers and duties under this Agreement, the Trustee shall at all times vote, assent or consent all shares of Capital
Stock held in the Voting Trust as follows:

          (a) if the matter concerned is the election of directors of the Company, the Trustee shall vote, assent or consent the whole number  of  shares of Capital Stock held by the Voting  Trust  in favor  of each nominee to the Board of Directors whose nomination has  been  approved  by an Independent Board  Majority  and  vote against  any  candidate for the Board of Directors  for  whom  no
competing  candidate  has  been  nominated  or  selected  by   an
Independent Board Majority;

          (b) unless such action is initiated by or with the consent of an Independent Board Majority, the Trustee shall (i) vote against removal of any director of the Company, (ii) vote against any alteration, amendment, change or addition to or repeal of the Bylaws or Certificate of Incorporation, (iii) not nominate any candidate to fill any vacancy on the Board of Directors, (iv) not call any special meeting of the stockholders of the Company, and
(v) not take any action by voting shares of Capital Stock held by the Voting Trust that would be inconsistent with or would have the effect, directly or indirectly, of defeating or subverting the voting requirements contained in Section 4.03(a) hereof or this Section 4.03(b);

          (c)  to the extent not covered by Section 4.03(a) or
Section 4.03(b) hereof, on any action, proposal or resolution requiring prior approval of the Board of Directors as a prerequisite to become effective, the Trustee shall vote in accordance with the recommendation of the Board of Directors, provided, however, that on any Change of Control Proposal approved by the Board of Directors and submitted by the Board of Directors to the stockholders of the Company for a vote thereon, the Trustee shall vote on such Change of Control Proposal as directed by the Beneficiary; and

          (d)  to the extent not covered by Section 4.03(a) or
Section 4.03(b) hereof, on any action, proposal or resolution not requiring prior approval of the Board of Directors as a prerequisite to become effective, the Trustee shall vote in accordance with the recommendation of the Board of Directors.

     Section 4.04 Presence at Meetings. The Trustee shall ensure, with respect to the shares of Capital Stock held in the Voting Trust hereunder, that such shares of Capital Stock are counted as being present for the purposes of any quorum required for stockholder action of the Company and to vote, assent or consent as set forth in this Article IV so long as the Trustee has reasonable notice of the time to vote, assent or consent (and the Trustee shall be deemed to have reasonable notice if it shall receive notice within the time periods under the applicable provisions of the Delaware General Corporation Law).

     Section 4.05 Sales. The Trustee shall have no authority to sell any of the shares of Capital Stock deposited pursuant to the provisions of this Agreement, unless expressly permitted pursuant to the terms hereof. Upon the sale of shares of Capital Stock in accordance with the terms hereof, the Trustee shall deliver or cause to be delivered certificates representing such shares of Capital Stock to the Person entitled thereto.

     Section 4.06 Contrary Instructions. The Trustee shall have no obligation whatsoever to follow any instruction of the Beneficiary if such instruction is contrary to the terms of this Agreement, unless such contrary instruction shall be agreed to in writing by the Beneficiary and the Company.

     Section 4.07 Execution by Trustee. The Trustee shall execute all documents as follows:
     "By:  Wilmington Trust Company, not in  its  individual
     capacity, but solely as Trustee
     By: ____________________________."

                            ARTICLE V
                           STANDSTILL

     Section 5.01 Acquisition of Capital Stock. Throughout the term of this Agreement, the Beneficiary shall not, directly or indirectly, (i) individually, or as part of a group, acquire, offer or propose to acquire, or agree to acquire, by purchase or otherwise, Beneficial Ownership of any shares of Capital Stock, or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) Beneficial Ownership of any shares of Capital Stock (except by reason of stock dividends, stock splits, spinoffs, mergers, recapitalizations, combinations, conversions, exchanges of shares, or the like), or
(ii) enter into any agreement, arrangement or understanding, other than for the sale of shares of Capital Stock in accordance with  Section 3.02 hereof and the Registration Rights  Agreement, with  any  Person, other than the Company, that  would  have  the
effect   of   increasing  such  Person's  or  the   Beneficiary's
Beneficial Ownership in any shares of Capital Stock.

     Section 5.02 Sale of Capital Stock. Notwithstanding anything in this Agreement to the contrary, the Beneficiary shall not sell or otherwise dispose of any shares of Capital Stock to any Person, whether in a private placement, pursuant to a registered offering of securities or otherwise, if (i) such Person
Beneficially Owns an amount of Capital Stock in excess of the Ownership Limit applicable to such Person, or (ii) the effect of such sale or other disposition would be to cause such Person to Beneficially Own an amount of Capital Stock which would exceed the Ownership Limit applicable to such Person.

     Section 5.03 Nomination of Directors. The Beneficiary shall not itself, nor shall it initiate, suggest or otherwise encourage the Board of Directors or any other Person to, (i) nominate any individual as a candidate for election to the Board of Directors, or (ii) appoint any individual to fill any vacancy on the Board of Directors. The Beneficiary shall not support, endorse or otherwise encourage the election of any candidate for election to the Board of Directors other than a candidate or candidates nominated by an Independent Board Majority.

     Section 5.04 Acquisition Proposals. The Beneficiary shall not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to, or have any discussions, meetings or other communications with, any Person relating to an Acquisition Proposal or a Change of Control Proposal, provided, however, that the Beneficiary may have discussions with the counter-party to any Change of Control Proposal after such Change of Control Proposal shall have been approved by the Board of Directors and submitted to the stockholders of the Company for a vote thereon, and provided further, however, that the Beneficiary may have discussions with any Person concerning the sale or disposal of shares of Capital Stock Beneficially Owned by the Beneficiary in accordance with Section 3.02 hereof and the Registration Rights Agreement.

     Section 5.05 Contacts. Subject to Section 5.04 hereof, the Beneficiary shall not meet or otherwise communicate with any Person that is seeking to acquire shares of Capital Stock in excess of the Ownership Limit applicable to such Person to the extent that such meeting or other communication relates to such acquisition of shares of Capital Stock or Acquisition Proposal. The Beneficiary shall promptly advise the Company in writing if the Beneficiary or any of its representatives shall have received a communication, contact or inquiry relating to an Acquisition Proposal and shall promptly advise the Company of all information available to the Beneficiary concerning such communication, contact or inquiry relevant to such Acquisition Proposal.

     Section 5.06 Litigation. The Beneficiary shall not join as a party in any litigation, suit or cause of action that alleges
(i) that any of the Basic Protections or any provisions of the Certificate of Incorporation or Bylaws are not enforceable in accordance with their terms, (ii) that the Board of Directors should not enforce the Basic Protections or provisions of the Certificate of Incorporation or Bylaws in any particular case or circumstance, or (iii) that the Board of Directors should approve, adopt, disapprove or abandon any particular Acquisition Proposal or Change of Control Proposal; provided, however, that nothing in this Section 5.06 shall prevent the Beneficiary from joining as a party in any litigation, suit or cause of action that alleges that the Board of Directors should solicit
Acquisition Proposals or Change of Control Proposals, or initiate a bidding process seeking proposals to acquire all of the outstanding stock of the Company.

     Section 5.07 Communications. For so long as the Beneficiary Beneficially Owns twenty percent (20%) or more of the issued and outstanding shares of Common Stock, the Company shall consult with the Beneficiary prior to soliciting any Change of Control Proposal and shall consult with the Beneficiary in the event that the Company shall receive any Change of Control Proposal. Beneficiary shall comply with the same confidentiality and non-disclosure obligations that apply to directors and officers of the Company with respect to all information obtained by Beneficiary in connection with any such consultation. Nothing in this Agreement shall be construed to limit the rights of a Beneficiary as a shareholder of the Company from communicating with the Board of Directors of the Company regarding Change of Control Proposals or, except as otherwise provided in Section
5.03 hereof, any other matter pertaining to the Company. The Company and the Beneficiary shall keep confidential the contents of all such communications from the Beneficiary, provided that either party may disclose the contents of such communications if required by law.

                           ARTICLE VI
           AGREEMENT TO DIVEST SHARES OF CAPITAL STOCK

     Section 6.01 Sale of Beneficiary's Capital Stock by Third Anniversary. The Beneficiary hereby covenants and agrees that it shall sell, convey, or otherwise dispose of shares of Capital Stock (so that the Beneficiary is no longer a Beneficial Owner of such shares of Capital Stock) so that the Beneficiary Beneficially Owns less than fifty percent (50%) of the issued and outstanding shares of each class of Capital Stock on or prior to the Three Year Divestiture Deadline. Any such disposition shall comply with the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws.

     Section 6.02 Sale of Beneficiary's Capital Stock by Fifth Anniversary. The Beneficiary hereby covenants and agrees that it shall sell, convey or otherwise dispose of shares of Capital Stock (so that the Beneficiary is no longer a Beneficial Owner of such shares of Capital Stock) so that the Beneficiary Beneficially Owns less than twenty percent (20%) of the issued and outstanding shares of each class of Capital Stock on or prior to the Five Year Divestiture Deadline. Any such disposition shall comply with the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws.

     Section 6.03 Extension of Divestiture Deadlines Sought by Beneficiary. Notwithstanding Section 6.01 or Section 6.02 hereof, the Company shall extend the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, if (i) the Beneficiary makes a good faith and reasonable determination (and provides the reasons therefor) that compliance with Section 6.01 or Section 6.02 hereof, as the case may be, would have a material adverse affect on the Beneficiary, (ii) the Beneficiary advises the Company of such determination (and provides the reasons therefor) and makes a reasonable request for an extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, and (iii) the Company receives written confirmation from the BCBSA that the extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, requested by the Beneficiary would not cause a violation of the license agreements governing the Company's use of the Marks. The Company shall not oppose the Beneficiary's request for an extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, and shall take reasonable steps, as reasonably requested by the Beneficiary, to assist the Beneficiary in its efforts to obtain an extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be; provided that the Company shall have no obligation to, among other things, incur any fees or expenses for its own account in connection with such assistance. The Beneficiary acknowledges that, notwithstanding the scope or degree of assistance provided by the Company, the BCBSA shall have the sole and absolute authority and discretion to determine whether to consent to an extension of the Three Year Divestiture or the Five Year Divestiture Deadline, as the case may be, but shall have no obligation to grant such consent, and that in no event shall the Company have any liability to the Beneficiary or any other Person in the event that the BCBSA shall determine to deny any such extension request.

     Section 6.04 Extension of Divestiture Deadlines Sought by Company. Notwithstanding Section 6.01 or Section 6.02 hereof, the Company shall extend the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, if (i) the Company makes a good faith determination that compliance with
Section 6.01 or Section 6.02 hereof, as the case may be, would have an adverse affect on the Company, or any of its stockholders other than the Beneficiary, and (ii) the Company receives written confirmation from BCBSA that the extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, requested by the Company would not cause a violation of the license agreement governing the Company's use of the Marks. The Beneficiary and the Company acknowledge that the BCBSA shall have the sole and absolute authority and discretion to determine whether to consent to an extension of the Three Year Divestiture or the Five Year Divestiture Deadline, as the case may be, but shall have no obligation to grant such consent, and that in no event shall the Company have any liability to the Beneficiary or any other Person in the event that the BCBSA shall determine to deny any such extension request.

     Section 6.05 Failure to Meet Divestiture Deadlines. In the event that the Beneficiary shall fail to meet either the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, and an extension thereof shall not have been granted pursuant to Section 6.03 or Section 6.04 hereof, or shall fail to meet any extended Three Year Divestiture Deadline or Five Year Divestiture Deadline, as the case may be, that may have been granted pursuant to Section 6.03 or Section 6.04 hereof, then the Company shall arrange for the sale of the Delinquent Shares in a manner and at such time or times as shall be commercially reasonable under the circumstances (giving effect to, among other things, market conditions and related matters) and, subject to the foregoing, the Company shall have no liability to the Beneficiary or any other Person on the grounds that the Company failed to take actions which could have produced higher proceeds for the sale of the Delinquent Shares. In either such case, the Beneficiary shall promptly take all action reasonably requested by the Company in order to facilitate the sale of the Delinquent Shares, and the Company shall be entitled to receive customary representations and warranties from the Beneficiary regarding the Delinquent Shares (including representations regarding good title to such shares, free and clear of all liens, claims, security interests and other encumbrances). Until sold, the Delinquent Shares shall be voted by the Trustee in the manner required by
Section 4.03 of this Agreement, provided however, that on any Change of Control Proposal approved by the Board of Directors and submitted by the Board of Directors to the stockholders of the Company for a vote thereon, the Trustee shall vote the Delinquent Shares in the exact proportion as all shares of Capital Stock not held in the Voting Trust shall have been voted upon such Change of Control Proposal. Upon the sale of the Delinquent Shares, the Trustee shall deliver the shares to the purchaser thereof as directed by the Company, and all proceeds from such sale, less all expenses incurred by the Company, shall be distributed to the Beneficiary as soon as practicable.

                           ARTICLE VII
                   DIVIDENDS AND DISTRIBUTIONS

     Section 7.01 Cash. The Beneficiary shall be entitled to receive payments equal to the amount of cash dividends, if any, collected or received by the Trustee or its successor upon the number of shares of Capital Stock held in the Voting Trust, subject to deduction in respect of expenses, charges or fees pursuant to Section 8.02 or 8.03 hereof. The Trustee and the Company shall arrange for the direct payment by the Company of all or a portion (as provided in the preceding sentence) of such cash dividends to the Beneficiary.

     Section 7.02 Stock. In the event that the Trustee shall receive, as a dividend or other distribution upon any shares of Capital Stock held by the Trustee under this Agreement, any shares of stock or securities convertible into stock of the Company, the Trustee shall hold the same and said shares shall be subject to all of the terms and conditions of this Agreement to the same extent as if originally deposited hereunder.

     Section 7.03 Other Distributions. In the event that, at any time during the term of this Agreement, the Trustee shall receive or collect any monies through a distribution by the Company to its stockholders, other than in payment of cash dividends, or shall receive any property (other than shares of Capital Stock or securities convertible into Capital Stock) through a distribution by the Company to its stockholders, the Trustee shall distribute the same to the Beneficiary, subject to deduction in respect of expenses, charges or fees pursuant to Section 8.02 or 8.03 hereof.

                          ARTICLE VIII
                           THE TRUSTEE

     Section 8.01 Use of Proxies. The Trustee may vote, assent or consent with respect to all shares of Capital Stock held in the Voting Trust in person or by such person or persons as it may from time to time select as its proxy, provided that the Trustee shall at all times do so in conformity with the provisions of
Section 4.03 hereof.

     Section 8.02 Expenses. The Trustee is expressly authorized to incur and pay such reasonable expenses and charges, to employ and pay such agents, attorneys and counsel, and to incur and pay such other charges and expenses as the Trustee may deem reasonably necessary and proper for administering this Agreement. The Beneficiary and the Company shall reimburse the Trustee equally for any such expense and charges, and any such expenses or charges may be deducted from the cash dividends or other monies received by the Trustee on the shares of Capital Stock deposited hereunder, to the extent unreimbursed by the Beneficiary.

     Section 8.03 Compensation. The Beneficiary and the Company shall compensate the Trustee equally for its services as Trustee hereunder as provided in the Trustees' fee schedule, attached hereto as Exhibit A, and any such fees may be deducted from the cash dividends or other monies received by Trustee on the shares of Capital Stock deposited in the Voting Trust, to the extent otherwise unpaid by the Beneficiary.

     Section 8.04 Successor Trustee. The Trustee may resign after giving thirty (30) days' advance written notice of its resignation to the Company and the Beneficiary, provided that such resignation shall not become effective until a reasonably competent alternate (the "Successor Trustee") shall have become bound by this Agreement. The Company may in addition terminate the Trustee after giving thirty (30) days' advance written notice thereof to the Trustee, provided that such termination of the Trustee shall not become effective until a Successor Trustee shall have become bound by this Agreement. If the Trustee shall resign or be so terminated by the Company, the Trustee shall be replaced by a Successor Trustee. The Successor Trustee shall be designated by the Company. The Successor Trustee shall enjoy all the rights, powers, interests and immunities of the Trustee originally designated and shall agree in writing to be bound by this Agreement.

     Section 8.05 Qualifications of Trustee. Throughout the term of the Voting Trust, the Trustee or Successor Trustee, as the case may be, must satisfy each of the following qualifications:
(i) the Trustee or Successor Trustee, as the case may be, must be an institution duly authorized to act as such a Trustee or Successor Trustee under the laws of the State of Delaware;
(ii) the Trustee or Successor Trustee, as the case may be, must, either on an individual basis or on a consolidated basis together with its subsidiaries and affiliates, have minimum stockholders' equity of $500,000,000; (iii) the Trustee or Successor Trustee, as the case may be, must not own for its own account more than one percent (1%) of the issued and outstanding securities of either the Company or the Beneficiary; and (iv) no director or officer of the Trustee or any Successor Trustee, as the case may be, may serve as a director or officer of the Company or the Beneficiary (and no director or officer of the Company or the Beneficiary shall serve as a director or officer of the Trustee or Successor Trustee, as the case may be). In the event that the Trustee or Successor Trustee, as the case may be, shall fail to meet any of the conditions set forth in this Section 8.05, the Company shall replace the Trustee or the Successor Trustee, as the case may be, as provided in Section 8.04 hereof.

     Section 8.06 Trustee's Liability. The Trustee shall not be liable for any act or omission undertaken in connection with its powers and duties under this Agreement, except for any willful misconduct or gross negligence by Trustee. No Successor Trustee shall be liable for actions or omissions of the Trustee or any other Successor Trustee. The Trustee shall not be liable in acting on any notice, request, consent, certificate, instruction, or other paper or document or signature reasonably believed by it to be genuine and to have been signed by the proper party. The Trustee may consult with legal counsel (reasonably competent for the purpose) and any act or omission undertaken by it in good faith in accordance with the opinion of such legal counsel shall not result in any liabilities of the Trustee. The Beneficiary covenants and agrees to indemnify and hold harmless the Trustee and its affiliates, directors, officers, employees, agents and advisors (each an "Indemnified Party"), without duplication, from and against any and all claims, damages, losses, liability, obligations, actions, suits, costs, disbursements and expenses (including without limitation reasonable fees and expenses of counsel) incurred by any Indemnified Party, in any way relating to or arising out of or in connection with or by reason of the preparation for a defense of any investigation, litigation or proceeding arising out of this Agreement or the shares of Capital Stock held pursuant to this Agreement, the administration of this Agreement or the action or inaction of the Trustee hereunder; except to the extent such claim, damage, loss, liability, obligation, action, suit, cost, disbursement or expense results from such Indemnified Parties' gross negligence or willful misconduct. The indemnity set forth in this Section 8.06 shall be in addition to any other obligation or liabilities of the Beneficiary hereunder or at common law or otherwise and shall survive the termination of this Agreement.

                           ARTICLE IX
                           TERMINATION

     Section 9.01 Termination. This Agreement shall terminate upon the joint written notice by the Beneficiary and the Company to the Trustee that the Beneficiary Beneficially Owns less than five percent (5%) of the issued and outstanding shares of Common Stock and  less  than  five percent (5%) of the issued and  outstanding
shares  of  every other class of Capital Stock.   Otherwise,  the
Voting Trust is hereby expressly declared to be and shall be irrevocable.

     Section 9.02 Delivery of Stock Certificate(s). As soon as practicable after the termination of this Agreement, the Trustee shall deliver to the Beneficiary stock certificate(s), with the appropriate legend as provided in the Certificate of Incorporation, representing the number of shares of Capital Stock Beneficially Owned by the Beneficiary at the date of termination, if any, held by the Voting Trust and upon payment by the Beneficiary of any and all taxes and other expenses relating to the transfer or delivery of such certificates.

                            ARTICLE X
                          MISCELLANEOUS

     Section 10.01 Ownership; Authority. The Beneficiary represents, warrants and covenants to the Company that (i) as of the effective date of this Agreement, the Beneficiary is the Beneficial Owner of 14,962,500 shares of Common Stock, (ii) the Beneficiary does not Beneficially Own any shares of Capital Stock other than 14,962,500 shares of Common Stock, and (iii) the Beneficiary has full power and authority to make, enter into and carry out the terms of this Agreement.

     Section 10.02 Merger, Consolidation, Sale of Assets. If the Company shall merge into or consolidate with another corporation or corporations, or if all or substantially all of the assets of the Company are transferred to another corporation, the shares of which are issued to stockholders of the Company in connection with such merger, consolidation or transfer, then the terms "RightCHOICE Managed Care, Inc." or the "Company" shall be construed, so long as the Marks continue to be licensed by such entity from BCBSA, to include such successor corporation, and the Trustee shall receive and hold under this Agreement any shares of such successor corporation received by it on account of its ownership as Trustee of shares of Capital Stock held by it hereunder prior to such merger, consolidation or transfer.

     Section 10.03 Successors. This Agreement shall bind and inure to the benefit of the Trustee and each and all of its respective heirs, executors, administrators, successors and assigns. Notwithstanding any provision of this Agreement, the provisions of this Agreement shall not be binding on any transferee or purchaser from the Beneficiary (other than a Person who is an Affiliate of the Beneficiary and except that any and all shares of Capital Stock sold in violation of this Agreement, the Registration Rights Agreement, the Certificate of
Incorporation or the Bylaws shall remain subject to this Agreement). In case at any time the Trustee shall resign and no Successor Trustee shall have been appointed within thirty (30) days after notice of such resignation has been filed and mailed as required by Section 8.04 hereof, the resigning Trustee may forthwith apply to a court of competent jurisdiction for the appointment of a Successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and appropriate, appoint a Successor Trustee.

     Section 10.04 Notices. All notices, consents, requests, demands and other communications hereunder shall be in writing, and shall be deemed to have been duly given or made: (i) when delivered in person; (ii) three (3) days after deposited in the United States mail, first class postage prepaid; (iii) in the case of telegraph or overnight courier services, one (1) business day after delivery to the telegraph company or overnight courier service with payment provided; or (iv) in the case of telex or telecopy or fax, when sent, verification received; in each case addressed as follows:

          if to the Company:

               John A. O'Rourke
               Chairman, President and Chief Executive Officer
               RightCHOICE Managed Care, Inc.
               1831 Chestnut Street
               St. Louis, Missouri  63103
               Fax:  (314) 923-8958

          with a copy to:

               John J. Riffle, Esq.
               Lewis, Rice & Fingersh, L.C.
               500 North Broadway, Suite 2000
               St. Louis, Missouri  63102
               Fax: (314) 444-7788

          if to the Beneficiary:

               P. O. Box 726
               Jefferson City, Missouri  65102-0726
               Attention:  Chairman


          with a copy to:

               Jeremiah (Jay) Nixon
               c/o Paul C. Wilson, Esq.
               Assistant Attorney General
               221 West High
               Jefferson City, Missouri  65101

          if to the Trustee:

               RightCHOICE Voting Trust
               c/o Wilmington Trust Company, Trustee
               Attention:  Corporate Trust Administration
               1100 N. Market Street
               Wilmington, DE  19890

          with a copy to:

               Glenn C. Kenton, Esq.
               c/o Richards , Layton & Finger
               One Rodney Sq., 2nd Floor
               Wilmington, DE  19801


     Section 10.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to conflicts of laws principles.

     Section 10.06 Attorneys' Fees. In the event of any suit or other proceeding between the Company and the Beneficiary with respect to any of the transactions contemplated hereby or the subject matter hereof, the prevailing party shall, in addition to such other relief as the court may award, be entitled to recover reasonable attorneys' fees, expenses and costs of investigation, all as actually incurred, including, without limitation, attorneys' fees, costs and expenses of investigation incurred in appellate proceedings or in any action or participation in, or in connection with, any case or proceeding under Chapters 7, 11 and 13 of the United States Bankruptcy Code or any successor thereto.

     Section 10.07 Fair Construction. This Agreement is the product of negotiation and shall be deemed to have been drafted by all of the parties. It shall be construed in accordance with the fair meaning of its terms and its language shall not be strictly construed against, nor shall ambiguities be resolved against, any particular party.

     Section 10.08 Entire Agreement. This Agreement contains the entire agreement between the parties hereto regarding the subject matter hereof, and may not be amended, altered or modified except by a writing signed by the parties hereto. This Agreement supersedes all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, all of which are specifically integrated into this Agreement. No party hereto shall be bound by or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth herein; and the parties hereto further acknowledge and agree that in entering into this Agreement they have not in any way relied and will not rely in any way on any of the foregoing not specifically set forth herein.

     Section 10.09 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

                [signatures appear on next page]

     IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

                              RIGHTCHOICE MANAGED CARE,  INC.,  a
                              Delaware corporation


                              By: /s/ John A. O'Rourke
                                  Name:  John A. O'Rourke
                                  Title:  President


                              THE MISSOURI FOUNDATION FOR HEALTH,
                              a Missouri corporation


                              By: /s/ Paul C. Wilson
                                  Name:  Paul C. Wilson
                                  Title:  Chairman


                              WILMINGTON    TRUST   COMPANY,    a
                              Delaware corporation


                              By: /s/ Donald G. MacKelcan
                                  Name:  Donald G. MacKelcan
                                  Title:  Vice President

                            EXHIBIT A

                      Trustee Fee Schedule

                        FEE AGREEMENT

          This Fee Agreement (this "Agreement") is made as of November 28, 2000, by and between Wilmington Trust Company, a Delaware banking corporation ("Wilmington Trust"), and RightCHOICE Managed Care, Inc., a Delaware corporation (the "Company").

                     W I T N E S S E T H

          WHEREAS, pursuant to a Voting Trust and Divestiture Agreement, dated as of November 30, 2000 (the "Trust Agreement"), by and among Wilmington Trust, the Company and The Missouri Foundation For Health, Wilmington Trust will act as Trustee of the Voting Trust created by a Voting Trust and Divestiture Agreement by and among RightCHOICE Managed Care, Inc., The Missouri Foundation For Health and Wilmington Trust Company, dated as of November 30, 2000 (the "Trust");

          WHEREAS,   pursuant   to   the   Trust   Agreement,
Wilmington Trust is entitled to compensation for its services as Trustee of the Trust;

          WHEREAS, Wilmington Trust and the Company desire to set forth with greater particularity the specific agreement as to the compensation owing to Wilmington Trust pursuant to the Trust Agreement;

          NOW, THEREFORE, for good and valuable considera tion, the parties hereto hereby agree as follows.

          1.   The compensation due and owing to Wilmington
Trust pursuant to Section 8.03 of the Trust Agreement shall be as follows:

          a.   Initial Fee:                                $7,500.00

          b.   Annual Administration Fee:                 $10,000.00

          c.   Closing Attendance Fee: (ONLY IF INCURRED)  $1,000.00

(The Closing Attendance fee includes travel expenses for one officer's attendance at closing in New York City or Washington D.C. for up to two days; to the extent that more than two days' attendance is necessary, there will be an additional fee of $500.00 per day. Should it be required to send two officers, there will be a $500.00 fee for the second officer's attendance. Hotel accommodations are not included in the Closing Attendance Fee. The Closing Attendance Fee for one officer's attendance at closing in other cities is $750.00 per day plus travel expenses and hotel accommodations; to the extent that more than two days attendance is necessary there will be an additional fee of $500.00 per day, plus hotel accommodations.)

          d.   Transaction Fees:  (ONLY IF INCURRED)
                    Purchase, sale, withdrawal,
                    maturities, calls and puts of
                    domestic securities:               $15.00

                    Physical delivery of
                    domestic securities:               $50.00

                    Purchase of Eurodollar
                    certificate of deposit:            $65.00

                    Principal amortizing securities
                    (per pool/per month):              $10.00

                    Wire charge (per transfer):
                         Outgoing:                     $25.00
                         Incoming:                     $10.00

(Transfers made by associate banks may result in additional wire charges.)

          e.   Transfer or Re-Registration Fee:
               (ONLY IF INCURRED)                   $1,000.00

          f.   Termination Fee:       Not to exceed $5,000.00

(Wilmington Trust reserves the right to charge a fee relating to the termination of the Trust and the final distribution of the property held by the Trust, such fee to be determined at the time of termination.)

          2. In the event of a substantive change in the nature of the Owner Trustee's duties, and in any event after the expiration of three years from the closing date, Wilmington Trust reserves the right to adjust its fees, but only with the consent of the Company.

          3.    Wilmington  Trust requires that  the  Initial
Fee, the first year's Annual Administration Fee and the Closing Attendance Fee be paid on the closing date by wire transfer per the following wire transfer instructions:

                  Wilmington Trust Company
                    Wilmington, Delaware
                     ABA No. 031100092
                For credit to the account of
      Corporate Trust Administration - Income Account
                Account No. 9974-0 (Income)
                     Attn: Irene Lennon
            Reference: Trustee Fees and Expenses
          Transaction Name:   RightChoice Managed Care, Inc.
                              Voting Trust and Divestiture
                              Agreement

Thereafter, the Annual Administration Fee is due and payable annually in advance on each anniversary of the Closing Date (as defined in the Trust Agreement). Transaction Fees are due and payable annually in arrears. Charges remaining unpaid after the due date will incur a late interest charge of 1.5% per month, 18% per annum. Outside counsel's fees and expenses are due and payable upon receipt of an invoice therefor. All fees are nonrefundable and will not be pro rated in the event of an early termination of the Trust. In the event that the transaction does not close, Wilmington Trust reserves the right to be paid its initial fee and outside counsel's fees and expenses.

          4.    Out  of  pocket  expenses (including  outside
counsel's  fees and expenses in connection with  the  closing
and   in  connection  with  any  post-closing  matters)   are
additional and are billed separately.

          5. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute but one and the same Agreement.

          6. Invoices should be sent to the individual and Company at its address set forth below, or at such other address as such party shall hereafter furnish in writing:

               RightCHOICE Managed Care, Inc.
               1831 Chestnut Street
               St. Louis, Missouri  63103-2275
               Attn:      Angela F. Braly, General Counsel
               Ph: 314-923-4444
               Fax: (314) 923-8958
               E-mail: bralya@abcbs.com

          7. No waiver, modification or amendment of this Agreement shall be valid unless executed in writing by the parties hereto.

          8. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles.



                  [signature page follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers effective as of the day first above written.

                              WILMINGTON TRUST COMPANY


                              By:     /s/W. Chris Sponenberg
                              Name:   W. Chris Sponenberg
                              Title:  Assistant Vice President


                              RIGHTCHOICE MANAGED CARE, INC.

                              By:    /s/ Angela F. Braly
                              Name:  Angela F. Braly
                              Title: Executive Vice
                                     President, General
                                     Counsel & Corporate Secretary

                                   Exhibit 3

                     JOINT FILING AGREEMENT


      The undersigned each hereby agree that the Schedule 13D filed herewith, relating to the common stock, par value $1.00 per share, of RightCHOICE Managed Care, Inc. a Delaware corporation ("RightCHOICE"), is filed on behalf of each of the undersigned in their respective capacities as directors of RightCHOICE.


/s/ John O'Rourke                            Dated:  December 11, 2000
John A. O'Rourke

/s/ William H. T. Bush                       Dated:  December 11, 2000
William H. T. Bush

/s/ Earle H. Harbison, Jr.                   Dated:  December 11, 2000
Earle H. Harbison, Jr.

/s/ Robert B. Porter                         Dated:  December 11, 2000
Robert B. Porter, Ph.D

/s/ William J. Schicker                      Dated:  December 11, 2000
William J. Schicker

/s/ Gloria W. White                          Dated:   December 11, 2000
Gloria W. White